SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2005
NUCRYST Pharmaceuticals Corp.
(Translation of registrant’s name into English)
50 Audubon Road
Wakefield, Massachusetts 01880
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCRYST PHARMACEUTICALS CORP.
Date: December 21, 2005	By:	/s/ Eliot M. Lurier
Eliot M. Lurier
Vice President, Finance and Administration

EXHIBITS INDEX
1.	Press Release re “NUCRYST Pharmaceuticals Corp. announces pricing for Initial Public Offering”.

NUCRYST Pharmaceuticals Corp. announces pricing for Initial Public Offering
Wakefield, MA — December 22, 2005 — NUCRYST Pharmaceuticals Corp. announced today the initial public offering of 4,500,000 common shares at a price of US$10 per share. NUCRYST common shares will be traded on the Nasdaq National Market under the trading symbol NCST and on the Toronto Stock Exchange (in Canadian dollars) under the trading symbol NCS.
The shares are being offered by an underwriting syndicate led by Jefferies & Company, Inc. and co-managed by Adams Harkness, Inc., GMP Securities L.P., and SunTrust Robinson Humphrey. NUCRYST has granted the underwriters a 30-day option to purchase up to 675,000 additional NUCRYST common shares to cover over-allotments, if any.
Net proceeds from the offering are expected to be approximately US$39.9 million or US$46.1 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses. NUCRYST plans to use approximately US$35 million of the net proceeds for capital expenditures, research and development and other general corporate purposes, with the remaining proceeds being used to repay indebtedness to The Westaim Corporation, NUCRYST’s parent company. After the offering, Westaim will continue to own a majority equity position in NUCRYST.
Copies of the final prospectus relating to these securities may be obtained in the United States from Jefferies & Company, Inc. by fax request at (212) 284-2208 and by mail request at Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, New York 10022 and in Canada from GMP Securities L.P. by fax request at (416) 943-6133 and by mail request at GMP Securities L.P., Attn Syndication Department, 145 King Street West, Suite 1100, Toronto, Ontario M5H 1J8.
A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission and a final prospectus has been filed with each of the Canadian provincial securities regulatory authorities (other than Quebec). This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state, province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state, province or jurisdiction. The offering will be made only by means of a prospectus.
NUCRYST Pharmaceuticals develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Advanced wound care products with the company’s SILCRYST™ coatings are sold by Smith & Nephew plc under an exclusive license in over 30 countries under its Acticoat™ trademark. NUCRYST is also developing pharmaceutical products to address medical conditions that are characterized by both infection and inflammation. The company has developed its nanocrystalline silver in a powder form for use as an active pharmaceutical ingredient, referred to as NPI 32101. Information contained on the company’s website does not constitute part of, nor is it incorporated into, the prospectus referenced above or any of the company’s SEC filing.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@nucryst.com
www.nucryst.com
Acticoat™ is a trademark of Smith & Nephew plc
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and NUCRYST can give no assurance that these expectations are correct. Various factors, including those described in NUCRYST’s Registration Statement on Form F-1 and in the final prospectus relating to the initial public offering, could cause actual results to differ materially from those projected in such statements. NUCRYST disclaims any intention or obligation to update or review forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.